K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

June 9, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re:	John Hancock Investment Trust (the “Trust”) — File Nos. 002-10156 and 811-00560 Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to an additional comment received by telephone on May 19, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 127 under the Securities Act of 1933, as amended, and Amendment No. 79 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on March 14, 2014, accession no. 0001133228-14-001049 (the “Amendment”). The Amendment relates to the registration of Class C shares of John Hancock Enduring Equity Fund and John Hancock Seaport Fund, each a series of the Trust.

This letter responds to a staff request for additional information regarding a comment relating to John Hancock Seaport Fund (the “Fund”) that was originally addressed in a letter to the staff dated May 12, 2014.

For convenience, we have set forth the additional comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Comment — In Comment 11, the staff had asked the Trust to supplement the Fund’s prospectuses to amend and restate its fee table if, in the future, actual expenses related to the Fund's short sales transactions materially exceed the amounts estimated. The Trust respectfully declined to make the requested change, stating that any material differences in actual expenses related to short sales transactions would be reflected in the next routine annual update of the Fund’s prospectuses.

The staff now asks that Trust consider supplementing the Fund’s prospectuses prior to the next routine annual update if short-sale expenses materially exceed the amounts estimated.

Response — The Trust will consider supplementing the Fund’s prospectuses prior to the Fund’s next routine annual update if, during the Fund’s current fiscal year, actual dividend and interest expense related to the Fund’s short sales increase, and the Trust believes that such increase will cause the total annual fund operating expenses for the current fiscal year to materially exceed the total annual fund operating expenses stated in the Fund’s prospectuses.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

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2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

If you have any questions, please call me at (617) 261-3240 or Nicholas J. Kolokithas, Assistant Secretary of the Trust, at (617) 663-4324.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc: Nicholas J. Kolokithas